AmerisourceBergen Corporation
1300 Morris Drive
Chesterbrook, PA 19087-5594
www.amerisourcebergen.com
Phone 610.727.7000

May 24, 2013

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention:                                         John Reynolds, Assistant Director

Re:                             AmerisourceBergen Corporation

Form 10-K for the Fiscal Year Ended September 30, 2012

Filed November 27, 2012

Definitive Proxy Statement on Schedule 14A

Filed January 18, 2013

File No. 001-16671

Ladies and Gentlemen:

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 14, 2013 (the “Comment Letter”) regarding the Annual Report on Form 10-K for the fiscal year ended September 30, 2012 (the “2012 Form 10-K”) and the Definitive Proxy Statement on Schedule 14A filed with the Commission on January 18, 2013 (the “2013 Proxy Statement”) of AmerisourceBergen Corporation (the “Registrant” or “Company”).

We have reproduced the comments contained in the Comment Letter and have set forth the Registrant’s response below the text of each comment.

Form 10-K for the Year Ended September 30, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations, page 21

1.              We note management’s discussion and analysis of results of operation by segment specifically for ABDC’s revenues.  To help investors gain a more thorough understanding of your sales trends and potential variability, please provide a more robust discussion of the factors impacting your revenues.  When you list multiple factors that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item.  In addition, please provide an analysis of the underlying reasons for each significant change you identify.  Please provide proposed disclosures to be included in future filings.  Refer to the guidance within Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response:

We confirm that in future filings we will provide a more robust discussion of the factors impacting our revenue and quantify material changes, where possible.  In addition, we will provide an analysis of the underlying reasons for each material change that we identify.  Our proposed disclosure of ABDC’s revenue in the 2012 Form 10-K would have read as follows:

ABDC’s revenue decreased 3%, or approximately $1.8 billion, from the prior fiscal year.  The decline in ABDC’s revenue was due principally to the previously announced loss of one of our larger retail customers, the former Long’s Drugs, which was acquired by a customer of one of our competitors and did not renew its contract with us at the end of fiscal 2011.  The loss of this one customer resulted in a $1.9 billion decrease in revenue.  Additionally, revenue was unfavorably impacted from lower sales approximating $2.0 billion to our largest customer, Medco, in part due to brand to generic pharmaceutical product conversions.  In fiscal 2012, there were over 30 brand to generic pharmaceutical product conversions, which impacted our revenue because generic pharmaceuticals generally sell at a lower price than the corresponding brand product.  The above unfavorable revenue impacts were offset, in part, by an increase in brand-name pharmaceutical prices.

Pharmaceutical Distribution Segment, page 21

2.              We note your disclosure on page 21 that a contributing factor to your decreased revenue for Fiscal 2012 was the loss of one of your larger retail customers, which decided not to renew its contract prior to September 30, 2012.  We also note statements during your April 25, 2013 earnings call regarding potential effects of the Walgreens agreement on renewals, efforts generally to re-sign customers, and a reference to re-signing a buying group customer involving $2 billion in revenue.  In future filings and to the extent material, please revise to provide quantitative and qualitative disclosure to clarify the extent of your distribution and related contracts that (1) expired or renewed in the covered periods or (2) are scheduled to expire in the near future.  Please provide draft disclosure.

Response:

We confirm that in future filings we will provide quantitative and qualitative disclosure to clarify the extent of our significant customer contracts that expired or were renewed in the covered periods or are scheduled to expire in the near future.  We generally consider a customer contract significant if it represents more than 5% of our consolidated revenue, which was approximately $80 billion in fiscal 2012.

Our proposed draft disclosure would read as follows.

A number of our contracts with customers or group purchasing organizations (“GPOs”) are typically subject to expiration each year.  We may lose a significant customer or GPO relationship if any existing contract with such customer or GPO expires without being extended, renewed or replaced.  During the covered periods, X significant contracts expired, representing total estimated annual revenue of approximately $Y billion, and X significant contracts were renewed, representing total estimated annual revenue of approximately $Y billion.  Over the next twelve months, X significant contracts are scheduled to expire, representing total estimated annual revenue of approximately $Y billion.

Gross Profit, page 22

3.              We note your disclosure on pages 3 and 20 regarding the classification of certain products as “specialty,” and that your Specialty Group accounted for $16.4 billion of your total revenues for 2012.  In future filings, please confirm that you will expand your MD&A discussion to address gross profits contributed by your specialty and other groups.  In addition, please revise here or where appropriate to further clarify (1) what determines whether a specialty product falls within ABSG as opposed to ABDC and (2) the risk or uncertainty, to the extent material, associated with products or services switching from ABSG to ABDC.  Please provide draft disclosure.

Response:

Our Chief Operating Decision Maker (“CODM”) evaluates the performance of our operating segments using the operating income of each segment.  We currently provide an analysis of the changes in the operating income and operating income margins of our reportable segments in our MD&A.  Although we have disclosed the revenue of ABSG to inform our readers of the relative size of specialty within Pharmaceutical Distribution, we believe that the economic characteristics of ABDC and ABSG are similar and as a result, we have aggregated the operating results of ABDC and ABSG to form our Pharmaceutical Distribution reportable segment.  Consequently, we do not believe it is necessary to address gross profits contributed by specialty within our MD&A discussion.  Nonetheless, historically we have and will continue to address in future filings any significant business trends, events, and or transactions that impact the operating results of ABSG.

In regard to the Staff’s questions of (1) what determines whether a specialty product falls within ABSG as opposed to ABDC and (2) the risk or uncertainty, to the extent material, associated with products or services switching from ABSG to ABDC, we note that both ABDC and ABSG distribute specialty drugs to their customers, with the principal difference between these two operating segments being that ABSG operates distribution facilities that focus primarily on complex disease treatment regimens.  Therefore, a product distributed from one of ABSG’s distribution centers results in revenue reported under ABSG, and a product distributed from one of ABDC’s distribution centers results in revenue reported under ABDC.   Since the economic characteristics of ABDC and ABSG are similar, there is no material risk or uncertainty associated with products or services switching from ABSG to ABDC.

Financial Statements

Note 1.  Summary of Significant Accounting Policies, page 39

4.              We note your policy on loss contingencies only discusses accounting for probable losses.  Please expand your policy disclosure to address why gain contingencies were recorded as reductions to cost of goods sold.  Also, discuss how you account for reasonably possible loss contingencies.  Please provide proposed disclosures to be included in future filings.

Response:

We confirm that in future filings we will revise the Company’s contingencies policy disclosure to read as follows:

Contingencies

Loss Contingencies: In the ordinary course of its business, the Company becomes involved in lawsuits, administrative proceedings, government subpoenas, and government investigations, including antitrust, commercial, environmental, product liability, intellectual property, regulatory, employment discrimination, and other matters.  Significant damages or penalties may be sought from the Company in some matters, and some matters may require years for the Company to resolve.  The Company records a liability when it is probable that a loss has been incurred and the amount is reasonably estimable.  The Company also performs an assessment of the materiality of loss contingencies where a loss is either not probable or it is reasonably possible that a loss could be incurred in excess of amounts accrued.  If a loss or an additional loss has at least a reasonable possibility of occurring and the impact on the financial statements would be material, the Company provides disclosure of the loss contingency in the footnotes to its financial statements.  The Company reviews all contingencies at least quarterly to determine whether the likelihood of loss has changed and to assess whether a reasonable estimate of the loss or the range of the loss can be made.

Gain Contingencies:  The Company records gain contingencies when they are realized.  Gains from antitrust litigation settlements are realized upon the receipt of cash and recorded as a reduction to cost of goods sold because they represent a recovery of amounts historically paid to manufacturers to originally acquire the pharmaceuticals that were the subject of the antitrust litigation settlements.  (Refer to Antitrust Settlements in Note 13 of our 2012 Form 10-K.)

Definitive Proxy Statement on Schedule 14A filed January 18, 2013

Executive Compensation, page 24

Components of the Executive Compensation Program, page 27

Long-Term Incentive, page 30

5.              We note the significant increase in long-term incentive awards granted to certain named executive officers.  Please confirm that in future filings you will describe how the compensation committee determines the amount for each element of compensation, including the amount of options and other long-term equity awards that are granted.  On this matter, we note your disclosure on page 30 that your compensation committee determines the target value of the equity incentive awards by reference to your target compensation philosophy.  However, it is unclear why some long term incentive awards increased by, for example, 125% whereas cash bonus only increased by 25%.  Please note you must also describe the factors considered in decisions to materially increase or decrease compensation for your named executive officers.  Refer to Item 402(b)(1)(v) and Item 402(b)(2)(ix) of Regulation S-K.  Please provide draft disclosure with your response.

Response:

We confirm that in future proxy statements we will describe how the Compensation and Succession Planning (the “Committee”) determines the amount of each element of compensation, including the amount of options and other long-term equity incentive awards that are granted.  Our executive compensation philosophy is to provide base salary at the 35th percentile and total direct compensation (base salary, cash bonus and equity incentive awards) at the median of our executive compensation peer group.  Historically, actual pay for our named executive officers has fallen short of our target philosophy on all elements of compensation.  The most significant factor contributing to the shortfall in total direct compensation has been that the grant date fair values of our equity incentive awards have been substantially lower than the median of our peer group.  As a result, as disclosed on page 24 of our 2013 Proxy Statement, the Committee determined to take steps to transition pay opportunities for our executives to align with our compensation philosophy over time and to emphasize equity-based incentive compensation as part of our pay for performance philosophy.   As the Committee continues to close the gap between actual pay and our compensation philosophy, a greater portion of the executives’ pay mix will shift toward long-term equity-based compensation.  Since we emphasize long-term equity compensation in our pay mix, the year over year increase in fiscal 2012 target cash bonus, which is tied to base salary, was lower than the year over year increase in fiscal 2012 long-term equity incentive awards.

Our enhanced disclosure, as it would have appeared in our 2013 Proxy Statement, is set out below:

In approving fiscal 2012 long-term equity incentive awards, the Committee considered a number of factors:

*                                         Skills, experience and time in role and expected future contributions.  The value of equity awards depends in part on the scope of an executive’s job responsibilities and the impact he or she can be expected to have on our future operating results.  In addition, the Committee takes into account each executive’s skills, experience and time in role.  In particular, Mr. Collis became our CEO in July 2011 and fiscal 2012 compensation reflected Mr. Collis’s first full year as our CEO (whereas fiscal 2011 compensation was substantially based on Mr. Collis’s compensation prior to his promotion to CEO).  Fiscal 2012 long-term equity incentive compensation awards for Mr. Collis reflected the Committee’s assessment that Mr. Collis has provided and will continue to provide highly effective strategic leadership and guidance to facilitate the long-term growth of AmerisourceBergen, and the Committee’s desire to provide Mr. Collis with significant long-term equity incentive opportunities to continue to achieve our strategic business goals.  Mr. Neu also received a promotion in April 2011 and fiscal 2012 compensation reflected the successful completion of his first full year as Senior Vice President, AmerisourceBergen, and President of AmerisourceBergen Drug Corporation.

*                                         Company performance.  The Committee also took into consideration AmerisourceBergen’s solid financial performance in fiscal 2012 and the named executive officers’ leadership and focus on fostering our strategic initiatives.

*                                         The relative discrepancy between an executive’s targeted total direct compensation and the median of our peer group.  The Committee sets the value for target long-term equity compensation for each named executive officer.  The values are informed by the Committee’s review of the competitive positioning of each element of pay based on compensation data prepared by the external compensation consultant with reference to our peer group for our CEO and CFO and with reference to published market compensation data for the other named executive officers.   As disclosed on page 24 of our 2013 Proxy Statement, the Committee determined to take steps to transition pay opportunities for our executives to align with our compensation philosophy over time.   As noted above, the shortfall between total direct compensation for our named executive officers and our compensation philosophy significantly contributed to the Committee’s decision to increase base salaries, where appropriate, and to grant larger overall long-term equity incentive awards, particularly to our CEO, in fiscal 2012 as compared to fiscal 2011.

*                                         The emphasis placed on equity in the mix of total compensation.  The Committee believes that incentive compensation should constitute the majority of each executive’s overall compensation package to provide incentives to meet our performance objectives and grow our stock price over time.    As the Committee continues to close the gap between actual pay and our compensation philosophy, a greater portion of the executives’ pay mix will shift toward equity-based compensation in order to achieve total direct compensation that approximates the median of our peer group.  Because the Committee seeks to emphasize long-term equity compensation in our pay mix, the year over year increase in fiscal 2012 target cash bonus, which is tied to base salary at the 35th percentile range, was lower than the value of the year over year increase in fiscal 2012 long-term equity incentive awards.

*                                                                                         *                                                                                         *

In connection with the Commission’s request in the Comment Letter that the Registrant provide a statement containing certain acknowledgements, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (610) 727-7185 if you should have any questions regarding our responses or if you should have any additional comments after reviewing our responses.

Sincerely,

Tim G. Guttman
Senior Vice President and
Chief Financial Officer

cc:	Craig Arakawa
Nasreen Mohammed
Adam Turk
James Lopez